April 25, 2018

Gal Abotbol
President
Best Gofer, Inc
401 Ryland Street, Suite 200-A
Reno, NV 89502

       Re: Best Gofer, Inc
           Registration Statement on Form S-1
           Filed March 30, 2018
           File No. 333-224041

Dear Mr. Abotbol:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed March 30, 2018

Summary of Prospectus, page 4

1. Please disclose in your Summary of Prospectus your current business plans and your current ability to provide those services. For example, disclose where you intend to operate your delivery business.
Risk Factors, page 5

2. We note that you are principally located in Israel. Please include a risk factor discussing any applicable government regulations that may affect a shareholder's right to enforce judgments against the company and its officers and director. To provide context,
 Gal Abotbol
FirstName LastNameGal Abotbol
Best Gofer, Inc
Comapany NameBest Gofer, Inc
April 25, 2018
Page 2
June 16, 2017 Page 2
FirstName LastName
         disclose the location and nationality of your officers and director. Revise other disclosures throughout your registration as you deem appropriate to include this information.
Description of Business, page 16

3. Expand your disclosure to further discuss items that will be prohibited for purchase through your phone application.
4. Please discuss all material regulations that will be applicable to your planned operations
         (e.g., those regulating credit card use, privacy, employer liability, etc.).
5. Please discuss in more detail the type of products you plan to have available through your application. Please also discuss how customers will identify specific items for purchase
         (e.g., through a catalog, through a store inventory list, etc.). BestGofer, Drivers, page 17

6. Please clarify if the individuals who will be delivering items on behalf of the company will be independent contractors or employees. Also discuss how you plan to recruit such individuals.
Signatures, page 29

7. Please revise to reflect whether Messrs. Abotbol and/or Yehuda are signing the registration statement in the capacities required by Form S-1. See Instructions 1 and 2 to
         Signatures of Form S-1. In addition, include notations to reflect that each individual has signed the registration statement. See Rule 402(e) of Regulatin C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Gal Abotbol
Best Gofer, Inc
April 25, 2018
Page 3

        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Carlos Pacho,
Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.

FirstName LastNameGal Abotbol
Comapany NameBest Gofer, Inc
                                                            Division of
Corporation Finance
June 16, 2017 Page 3                                        Office of
Telecommunications
FirstName LastName